PNC Capital Markets LLC

Statement of Financial Condition
Pursuant to Rule 17a-5 Under the Securities
Exchange Act of 1934
December 31, 2016

PNC Capital Markets LLC
Index
December 31, 2016



Report of Independent Registered Public Accounting Firm

To the Board of Managers of
PNC Capital Markets LLC

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of PNC Capital Markets LLC (the "Company") as of December 31, 2016 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, 600 Grant Street, Pittsburgh, PA 15219
T: (412) 355 6000, F: (412) 355 8089, www.pwc.com/us

PNC Capital Markets LLC
Statement of Financial Condition
December 31, 2016

(in thousands)

Assets

Cash and cash equivalents	$	92,410
Cash and securities segregated under Federal and other regulations		8,785
Receivables from brokers, dealers and others		152,448
Receivables from customers		689
Other receivables (net of reserves of $8 thousand)		12,823
Securities owned - at fair value ($857 million pledged)		
Agency residential and commercial mortgage backed		859,857
State and municipal		210,999
Corporate debt		85,328
U.S. government and government agencies (see Note 6 for segregated securities)		38,989
Securities purchased under agreement to resell		218,419
Tax assets		17,004
Other assets		17,976
Total assets	$	1,715,727

Liabilities and Member's Equity

Liabilities		
Repurchase agreements	$	829,347
Securities sold not yet purchased - at fair value		
U.S. government		169,720
Other debt securities		79,362
Deferred revenue		10,149
Payable to brokers, dealers and others		1,154
Accrued salaries and benefits		40,026
Payable to customers		907
Other liabilities		17,173
Total liabilities		1,147,838
Member's equity		567,889
Total liabilities and member's equity	$	1,715,727

The accompanying notes are an integral part of this financial statement.

1.   Organization

PNC Capital Markets, LLC ("PNCCM" or the "Company") is a wholly owned subsidiary of PNC Holding LLC (the "Parent"), which is a wholly owned subsidiary of The PNC Financial Services Group, Inc. ("PNC"). PNCCM is registered as a securities broker and dealer pursuant to the Securities Exchange Act of 1934 and is a member of the Financial Industry Regulatory Authority.

The Company underwrites, deals and trades in corporate debt and state and municipal obligations. The Company also trades in U.S. government and agency securities, mortgage-backed securities, asset-backed securities, commercial paper, and money market instruments. In addition, the Company acts as an agent for affiliates of PNC and others in certain securities transactions and provides corporate finance services, including arranging loan syndications for PNC customers.

2.   Significant Accounting Policies

Basis of Financial Statement Presentation
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

We prepared these financial statements using estimates and assumptions that affect the amounts reported. Our most significant estimates pertain to our fair value measurements, reserve on receivables, and litigation reserves. Actual results may differ from the estimates and the differences may be material to the financial statements.

During 2016, management corrected an error in its previously reported financial statements. Because the error was not material to PNCCM's financial statements prior to 2016 or to 2016 taken as a whole, management corrected the error during 2016. If the transactions had been recorded in 2015, the impact to the 2015 financial statements would have been an increase to Member's equity of approximately $5.1 million. The impact to Excess net capital in 2015 was an overstatement of approximately $1 million.

Cash and Cash Equivalents
Cash and cash equivalents, includes cash held at PNC Bank, N.A., an affiliate and wholly owned subsidiary of PNC. Cash and cash equivalents also include money market funds held at an affiliate, which are highly liquid investments that are readily convertible to cash and typically have a dollar-weighted average maturity of 60 days or less.

Cash and securities segregated under Federal and other regulations
Cash and securities segregated under Federal and other regulations represent cash and securities held in Special Reserve Accounts for the Exclusive Benefit of Customers. These cannot be used in the ordinary operations of the business. This line item also includes segregated cash margin collateral held at PNC Bank, N.A.

Reserve on Receivables
The Company provides an allowance for doubtful accounts equal to the estimated uncollectible amounts. The Company's estimate is based on historical collection experience and a review of the current status of the receivables.

Securities Transactions
Securities transactions are recorded on a trade date basis. Securities are considered trading assets and are marked to fair value.

In the normal course of business, the Company purchases securities under agreements to resell on terms which permit it to repledge or resell the securities to others. At December 31, 2016, the Company had obtained securities under resale agreements with a fair value of approximately $218.2 million, substantially all of which have been either pledged or otherwise transferred to others in connection with the Company's financing activities or to satisfy its commitments under short sales.

In the normal course of business, securities owned by the Company may be pledged to others to collateralize the Company's financing activities.

Securities Valuation
U.S. government and agency, state and municipal, corporate debt, futures contracts, financial derivatives and securities sold, not yet purchased are stated at fair value. Sales of securities not yet purchased represent obligations of the Company to deliver specified securities at a predetermined date and price. The Company is obligated to acquire the specified securities at prevailing market prices in the future to satisfy such obligations.

Many of the Company's assets and liabilities are financial in nature and, therefore, the Company tends to be sensitive to interest rate and other market movements. Disruptions in the liquidity or changes in other factors affecting the financial markets could materially impact our performance and the valuation of certain assets and liabilities.

Resale and Repurchase Agreements
Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized by U.S. government and agency obligations and corporate bonds and are carried at amounts at which they will be subsequently resold or repurchased. Interest is accrued on resale and repurchase contract amounts.

It is the policy of the Company to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be repurchased and resold and additional collateral may be obtained where considered appropriate to protect against credit exposure. The counterparty on all repurchase and resale agreements at December 31, 2016 was PNC Bank, N.A.

Depreciation and Amortization
Premises and equipment are depreciated over their estimated useful lives using the straight-line method, based on the following schedule:

Asset	Estimated Useful Lives (in years)
Furniture and equipment	7
Personal computers	5
Computer software	5
Internally developed software	1-5

Income Taxes

The Company uses the asset and liability method to account for deferred income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of specific assets and liabilities and are measured using the current enacted tax rates.

The Company is included in the consolidated federal income tax return filed by PNC. The Company's federal income tax expense is computed as if the Company files a separate tax return. The Company is a participant in a master tax sharing policy with PNC. Under this policy, PNC subsidiaries with taxable income record taxes based on the relationship of the Company's federal tax liability computed on a separate company basis, to the federal tax liability of the consolidated group. Subsidiaries with a tax loss receive an allocated benefit from the consolidated group based upon the reduction in taxes otherwise payable by the group.

PNC assumes all state income tax liabilities on behalf of the Company; therefore, any state income tax expense/benefit is settled as a capital adjustment.

Deferred Revenue

Deferred revenue represents funds received for transactions entered into which have not closed or funds received in advance for services performed on an annual basis. Revenue on these items is recognized as the transactions close or pro rata as the services are performed.

Fair Value

The fair value of financial instruments and the methods and assumptions used in estimating fair value amounts are detailed in Note 11, Fair Value of Financial Instruments.

Recently Adopted Accounting Standards

In March 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-09, Compensation – Stock Compensation (Topic 718): Improvements to Employee Share-Based Payment Accounting. This ASU simplifies the accounting for several aspects of share-based payment transactions, including income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. The changes which impacted the Company included a requirement that all excess tax benefits and deficiencies that pertain to share-based payment arrangements be recognized within the income tax expense line instead of member's equity. The Company is required to apply these changes on a prospective basis. Additionally, the ASU no longer requires a presentation of excess tax benefits and deficiencies related to the vesting and exercise of share-based compensation as both an operating outflow and financing inflow on the statement of cash flows. This change was applied on a retrospective basis. We elected to early adopt this standard as of January 1, 2016. Adoption of this ASU did not have a material impact on our results of operations or financial position.

Recently Issued Accounting Standards

In May 2014, the Financial Accounting Standard Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers (Topic 606). This ASU clarifies the principles for recognizing revenue and replaces nearly all existing revenue recognition guidance in U.S. GAAP with one accounting model. The core principle of the guidance is that an entity should recognize revenue to depict the satisfaction of a performance obligation by transfer of promised goods or services to customers. The ASU also requires additional qualitative and quantitative disclosures relating to the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. In August 2015, the FASB issued guidance deferring the mandatory effective date of ASU 2014-09 for one year, to annual reporting periods beginning after December 15, 2017. During 2016, the FASB has also issued four separate ASUs which

amend the original standard to clarify guidance regarding principal versus agent considerations, identifying performance obligations and licensing, certain narrow-scope amendments which address the presentation of sales tax, noncash consideration, contract modifications at transition and assessing collectability and other minor technical corrections and improvements. The requirements within ASU 2014-09 and its subsequent amendments should be applied retrospectively to each prior period presented (with several practical expedients for certain completed contracts) or retrospectively with the cumulative effect of initially applying ASU 2014-09 recognized at the date of initial application (i.e., modified retrospective application). We plan to adopt the ASU consistent with the deferred mandatory effective date using the modified retrospective approach. Management is currently assessing the impact of the adoption of the standard to the financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments – Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU changes the accounting for certain equity investments, financial liabilities under the fair value option and presentation and disclosure requirements for financial instruments. Equity investments not accounted for under the equity method of accounting will be measured at fair value with any changes in fair value recognized in net income. The ASU also simplifies the impairment assessment of equity investments for which fair value is not readily determinable. Additionally, the ASU changes the presentation of certain fair value changes for financial liabilities measured at fair value; and amends certain disclosure requirements relating to the fair value of financial instruments. The ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2017 and should be applied using a modified retrospective approach through a cumulative-effect adjustment to the balance sheet, except for the amendment related to equity securities without readily determinable fair values, which should be applied prospectively. We plan to adopt all provisions consistent with the effective date and are currently evaluating the impact of this ASU on our results of operations and financial position.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842). The primary change in the new guidance is the recognition of lease assets and lease liabilities by lessees for operating leases. The ASU requires lessees to recognize a right-of-use asset and related lease liability for all leases with lease terms of more than 12 months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee will depend on its classification as a finance or operating lease. The ASU is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018 using a modified retrospective approach through a cumulative-effect adjustment. Early adoption is permitted. We are currently evaluating the impact of adopting this standard.

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. The ASU requires the use of an expected credit loss methodology; specifically, expected credit losses for the remaining life of the asset will be recognized at the time of origination or acquisition. The expected credit loss methodology will apply to loans, debt securities, and other financial assets and net investment in leases not accounted for at fair value through net income. It will also apply to off-balance sheet credit exposures except for unconditionally cancellable commitments. Assets in the scope of the ASU, except for purchased credit deteriorated assets, will be presented at the net amount expected to be collected after deducting the allowance for credit losses from the amortized cost basis of the assets. Enhanced credit quality disclosures will be required including disaggregation of credit quality indicators by vintage. The development of an expected credit loss methodology and new disclosures will require significant data collection, building or enhancing loss models, and process re-development prior to adoption. The ASU is effective for the Company for the first quarter of 2020 using a modified retrospective approach through a cumulative-effect adjustment to retained

earnings as of the beginning of the year of adoption. We have also begun assessing the required changes to our credit loss estimation methodologies and systems, as well as additional data and resource requirements to be able to comply with the standard.

3.   **Financial Derivatives**

Futures contracts represent commitments to purchase or sell securities at a specified date and price. These transactions are utilized by the Company to economically hedge against risk positions associated with customer related trading activities. These transactions are subject to market risk, which arises from the inherent fluctuations in the market value of the underlying security to be delivered, and to credit risk, which results from the possibility that a counterparty may be unable to meet the terms of a contract in which the Company has a gain position. The Company's exposure to credit risk is limited as these transactions are executed on organized exchanges. Organized exchanges approve counterparties and require security deposits which reduce credit risk. At December 31, 2016, the Company had gross notional futures contract commitments to purchase U.S. government obligations of $22.5 million. At December 31, 2016, the Company had gross notional futures contract commitments to sell U.S. government obligations and Eurodollar obligations of $2.5 million and $500 million, respectively. The unrealized gain on these instruments at December 31, 2016 was approximately $106 thousand and is reflected net of cash paid as a component of other assets.

The Company has options contracts that hedge against risk positions associated with customer trading activity. At December 31, 2016, the Company had gross notional options values of $20.0 million.

The Company enters into interest rate swap agreements with PNC Bank, N.A. to manage interest rate risk. The total gross notional amount on the interest rate swap agreements outstanding at December 31, 2016 was approximately $594.7 million. The cumulative unrealized gain and unrealized loss on these instruments at December 31, 2016, was approximately $2.2 million and $3.5 million, respectively, which is included in other assets and other liabilities, respectively, on the Statement of Financial Condition. The Company has received $650 thousand in cash collateral pledged by PNC Bank, N.A. related to these instruments at December 31, 2016.

The Company also utilizes forward contracts with third parties and with PNC Bank, N.A. in the form of TBA ("To Be Announced") securities to invest in and hedge mortgage-backed instruments. The total gross notional amount on the forward contracts at December 31, 2016 was approximately $3.1 billion. The cumulative unrealized gain and loss on these instruments at December 31, 2016 was approximately $13.2 million and $9.7 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

We do not utilize a net presentation on the Statement of Financial Condition for those derivative financial instruments entered into with counterparties under legally enforceable master netting agreements. The master netting agreements reduce credit risk by permitting the closeout netting of various types of derivative instruments with the same counterparty upon the occurrence of an event of default. The master netting agreement also may require the exchange of cash or marketable securities to collateralize either party's net position. In certain cases, minimum thresholds must be exceeded before any collateral is exchanged. Collateral is typically exchanged daily based on the net fair value of the positions with the counterparty as of the preceding day.

The fair value of any securities held or pledged is not included in the net presentation on the Statement of Financial Condition. The following table shows the impact of legally enforceable

master netting agreements on our derivative assets and derivative liabilities positions as of December 31, 2016. The table also includes the fair value of any securities collateral held or pledged under these agreements. Cash and securities collateral amounts are included in the table only to the extent of the related net derivative fair values.

Refer to Note 4, Repurchase and Resale Agreements, for additional information related to resale and repurchase agreements offsetting.

Derivative Assets and Liabilities Offsetting

December 31, 2016 *in thousands*	Gross Fair Value Derivative Assets	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Assets	Securities Collateral Held Under Master Netting Agreements	Net Amounts
		Fair Value Offset Amount	Cash Collateral			
Derivative assets						
Interest rate contracts (c)	$ 2,158	$ -	$ -	$ 2,158	$ 650	$ 1,508
Futures and options	940	-	-	940	-	940
TBA contracts (d)	13,192	-	-	13,192	-	13,192
Total derivative assets	$ 16,290	$ -	$ -	$ 16,290 (a)	$ 650	$ 15,640

December 31, 2016 *in thousands*	Gross Fair Value Derivative Liabilities	Amounts Offset Under Master Netting Agreements		Net Fair Value Derivative Liabilities	Securities Collateral Pledged Under Master Netting Agreements	Net Amounts
		Fair Value Offset Amount	Cash Collateral			
Derivative liabilities						
Interest rate contracts (c)	$ 3,461	$ -	$ -	$ 3,461	$ -	$ 3,461
TBA contracts (d)	9,696	-	-	9,696	100	9,596
Total derivative liabilities	$ 13,157	$ -	$ -	$ 13,157 (b)	$ 100	$ 13,057

(a) Represents the derivative asset value included in other assets on the Statement of Financial Condition.

(b) Represents the derivative liability value included in other liabilities on the Statement of Financial Condition.

(c) If we had applied netting by our counterparties, our net liability would have been $2.0 million.

(d) If we had applied netting by our counterparties, our net asset and net liability would have been $9.0 million and $5.5 million, respectively.

In addition to using master netting arrangements and related collateral agreements to reduce credit risk associated with derivative instruments, we also seek to minimize credit risk by entering into transactions with counterparties with high credit ratings and by using internal credit approvals, limits, and monitoring procedures. Collateral may also be exchanged under certain derivative agreements that are not considered master netting agreements.

Any nonperformance risk, including credit risk, is included in the determination of the estimated net fair value of the derivatives.

4. Repurchase and Resale Agreements

As discussed in Note 2, the Company enters into repurchase and resale agreements where we transfer securities to/from PNC Bank, N.A., a related party, with the agreement to repurchase/resell those securities at a future date for a specified price. Repurchase and resale agreements are treated as collateralized financing transactions for accounting purposes and are generally carried at the amounts at which the securities will be subsequently reacquired or resold, including accrued interest. Repurchase and resale agreements are typically entered into with counterparties under master netting agreements, which provide for the right to set off amounts owed one another and liquidate the purchased or borrowed securities in the event of counterparty default. Our policy is to take possession of securities purchased under agreements to resell. We monitor the market value of securities to be repurchased and resold and additional collateral may be obtained where considered appropriate to protect against credit exposure.

The table below shows the amounts owed under resale and repurchase agreements. Refer to Note 11, Fair Value of Financial Instruments, for additional information regarding the resale and repurchase agreements. We do not present any repurchase and resale agreements entered into with the same counterparty under a master netting agreement on a net basis on our Statement of Financial Condition.

Refer to Note 3, Financial Derivatives, for additional information related to offsetting of financial derivatives.

Resale and Repurchase Agreements Offsetting

In thousands	Gross Resale and Repurchase Agreements	Amounts Offset Under Master Netting Agreements	Net Resale and Repurchase Agreements		Securities Collateral Held Under Master Netting Agreements(a)	Net Amounts
December 31, 2016						
Resale Agreements	$ 218,419	$ -	$ 218,419	(b) $	218,201	$ 218
Repurchase Agreements	$ 829,408	$ -	$ 829,408	(c) $	829,408	$ -

(a) Represents the fair value of securities collateral purchased or sold, up to the amount owed under the agreement, for agreements supported by a legally enforceable master netting agreement.

(b) Represents the resale agreement amount included in securities purchased under agreement to resell on the Statement of Financial Condition.

(c) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense in the amount of $61 thousand at December 31, 2016, which is included in Other Liabilities on the Statement of Financial Condition.

The following table summarizes our gross repurchase agreements as of December 31, 2016 by type of collateral pledged. All repurchase agreements have remaining contractual maturities that are classified as overnight or continuous as of December 31, 2016. Overnight repurchase agreements have a one-day maturity while continuous repurchase agreements have no fixed maturity date and are cancellable by either party at any time.

Repurchase Agreements by Type of Collateral Pledged

in thousands	Overnight or Continuous(a)
December 31, 2016	
Gross Repurchase Agreements	
U.S. Treasury and government agency securities	$ 24,071
Residential mortgage-backed agency securities	744,884
Commercial mortgage-backed agency securities	23,411
Corporate debt securities	37,042
Total	$ 829,408

(a) Represents the repurchase agreement amount included in repurchase agreements on the Statement of Financial Condition and the related accrued interest expense at December 31, 2016, which is included in Other Liabilities on the Statement of Financial Condition.

5. Receivables From and Payables to Brokers, Dealers, and Others

Receivables from and payables to brokers, dealers, and others recorded at cost arise from the settlement of securities transactions and consist of the following at December 31, 2016:

(in thousands)	Receivables	Payables
Net trade date receivable	$ 116,519	$ -
Fails to deliver/receive	18,384	424
Other amounts due from/to brokers and dealers	17,545	730
Total	$ 152,448	$ 1,154

6. Regulatory Requirements

The Company, as a registered broker/dealer, is subject to the Securities and Exchange Commission Uniform Net Capital Rule ("SEC Rule 15c3-1"), which requires the maintenance of minimum net capital. The Company computes net capital under the alternative method. Under this method, required capital is the greater of $250 thousand or 2 percent of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for Brokers and Dealers. At December 31, 2016, the Company had net capital of approximately $383.5 million, which was approximately $383.2 million in excess of its required net capital of $250 thousand.

Additionally, the Company maintains cash and qualified securities owned for the exclusive benefit of customers in accordance with SEC Rule 15c3-3. At December 31, 2016, qualified securities designated for the exclusive benefit of customers totaled approximately $6.1 million. In addition, the Company maintained approximately $2.0 million in cash for the exclusive benefit of customers. These balances are included in cash and securities segregated under Federal and other regulations on the Statement of Financial Condition.

The Company operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments and require compliance with various financial and customer-related protection standards. The consequences of noncompliance can include substantial monetary and nonmonetary sanctions. In addition, the Company is subject to comprehensive examination and supervision by various governmental and self-regulatory agencies. These regulatory agencies generally have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine, among other things, that such

operations are unsafe or unsound, fail to comply with applicable law or are otherwise inconsistent with the laws and regulations or with the supervisory policies of these agencies.

7. **Income Taxes**

Significant components of the Company's net deferred tax asset as of December 31, 2016, are as follows:

(in thousands)

	Federal
Employee benefits	$ 5,971
Deferred compensation	4,961
Deferred revenue	175
Other tax liabilities	(97)
Net deferred tax asset	$ 11,010

At December 31, 2016, the Company did not have any amounts relating to uncertain tax benefits.

Examinations were completed for PNC's consolidated federal income tax returns for 2011 through 2013 and were settled with the Internal Revenue Service (IRS). The IRS is currently examining PNC's consolidated federal income tax returns for 2014 and 2015.

8. **Related-party Transactions**

Cash and cash equivalents and cash and securities segregated under Federal and other regulations include cash on deposit with PNC Bank, N.A. of approximately $22.1 million. Cash and cash equivalents also include $71.0 million invested in a money market mutual fund with an affiliate, BlackRock. Included in securities owned at fair value are corporate debt securities issued by PNC and PNC Bank, N.A. in the amount of $2.0 million and $15.7 million, respectively. Included in other assets is $100 thousand of segregated cash collateral related to intercompany transactions, which is held at Fixed Income Clearing Corporation. The Company also has a liability of $650 thousand due to PNC Bank, N.A. related to an intercompany margin requirement.

Short-term funding is provided by PNC through a $250 million subordinated line of credit. The line of credit bears interest at the approximate interest rate equal to PNC's fully loaded blended long-term debt rate. At December 31, 2016, the Company had no outstanding balance under the line of credit. Borrowings under the line of credit do not qualify as regulatory net capital.

Overnight funding is provided by PNC Bank, N.A., through lines of credit of $1.0 billion and $500 million. The lines of credit bear interest at the Effective Federal Funds Rate plus 100 basis points. The lines also bear a 10 basis point charge for unused portions. At December 31, 2016, the Company had total obligations, including fees, of $338 thousand under the lines of credit for amounts accrued.

The Company performs syndication services and other placement services for third party clients of PNC Bank, N.A. The Company also performs services related to underwriting offerings and mortgage banking activities for its affiliates.

The Company pays monthly fees to PNC and PNC Bank, N.A. for occupancy, overhead and administrative services.

The Company also provides Retail Trading Desk services to PNC Investments LLC, an affiliate.

The Company utilizes forward contracts with PNC Bank, N.A. in the form of TBA ("To Be Announced") securities as described in Note 3. The total gross notional amount on the forward contracts at December 31, 2016 was approximately $110.5 million. The cumulative unrealized gain and loss on these instruments at December 31, 2016 was approximately $3.5 million and $1.5 million, respectively. The unrealized gains and losses are included in other assets and other liabilities, respectively, on the Statement of Financial Condition.

During the normal course of business, the Company may execute transactions with PNC Bank, N.A. to purchase securities under agreement to resell or sell securities under agreement to repurchase. In addition, the Company may also provide or receive various other advisory, referral, or administrative services to or from PNC affiliated entities.

Related-party balances or transactions not discussed elsewhere as of December 31, 2016, are listed in the following table:

(in thousands)

Assets

Other receivables	$	974

Liabilities

Other liabilities	22

The Company participated in the PNC single employer pension plan as described in Note 9. The Company had a payable due to PNC for its required contribution of $16.7 million at December 31, 2016, which is reflected in accrued salaries and benefits on the Statement of Financial Condition. The Company had a payable due to PNC for post-retirement benefits of $241 thousand, which is reflected in accrued salaries and benefits on the Statement of Financial Condition.

9. **Employee Benefit Plans**

The Company's employees participate, to the extent they meet minimum eligibility requirements, in various benefit plans sponsored by PNC. PNC sponsors a noncontributory, qualified defined benefit pension plan (The PNC Financial Services Group, Inc. Pension Plan, EIN #251435979 (the "PNC defined benefit pension plan")), which covers substantially all of the Company's employees. Benefits are determined using a cash balance formula where earnings credits are a percentage of eligible compensation. Earnings credit percentages for those employees who were plan participants on December 31, 2009 are frozen at the level earned to that point. Earnings credits for all employees who become participants on or after January 1, 2010 are a flat 3% of eligible compensation. All plan participants earn interest on the cash balances based on 30-year Treasury securities rates with those who were participants at December 31, 2009 earning a minimum rate. New participants on or after January 1, 2010 are not subject to the minimum rate. Pension expense is allocated by PNC to the Company based upon an actuarially determined required contribution which includes service and interest costs related to participants of the Company. The Form 5500 for December 31, 2015 has been filed.

PNC also maintains nonqualified supplemental retirement plans for certain employees and provides certain health care and life insurance benefits for qualifying retired employees (the "Postretirement Benefits") through various plans. PNC reserves the right to terminate or make

changes to these plans at any time. The nonqualified pension plans are unfunded. In November of 2015, PNC established a voluntary employee beneficiary association (VEBA) to partially fund postretirement medical and life insurance benefit obligations. PNC made a voluntary contribution of $18 million to the VEBA in December of 2016. Postretirement Benefits expense is allocated by PNC to the Company based upon an actuarially determined expense related to participants of the Company. There are no separate plans solely for the employees of the Company.

The PNC defined benefit pension plan and the Postretirement Benefits are accounted for in accordance with the provisions of ASC 715 Compensation – Retirement Benefits. As of December 31, 2016, assets of the PNC qualified defined benefit pension plan were $4.6 billion and the projected benefit obligation was $4.5 billion. The qualified pension plan assets are maintained in a trust, and the qualified pension plan benefit payments are paid from the trust. PNC made a voluntary contribution to the pension plan totaling $250 million during December 2016. The Company was not required to make a contribution in 2016. Notwithstanding this contribution, PNC's required contribution for 2017 is expected to be zero based on the funding calculations under the Pension Protection Act of 2006.

The Company's employees participate in PNC's Incentive Savings Plan (the "ISP"). Under the ISP, employee contributions of up to 4% of biweekly compensation, as defined in the ISP and subject to the Internal Revenue Code limitations, are matched by the Company.

10. Stock Based Compensation Plans

PNC has long-term incentive award plans (Incentive Plans) that provide for the granting of incentive stock options, nonqualified stock options, stock appreciation rights, incentive shares/performance units, restricted shares, restricted share units, other share-based awards and dollar denominated awards to executives. Certain Incentive Plan awards may be paid in stock, cash or a combination of stock and cash. PNC typically grants a substantial portion of its stock-based compensation awards during the first quarter of each year.

Shares of PNC common stock available during the next year for the granting of options and other awards under the PNC Incentive Plans were approximately 39 million at December 31, 2016. Total shares of PNC common stock authorized for future issuance under all PNC equity compensation plans totaled approximately 40 million shares at December 31, 2016.

Certain employees of the Company receive options and/or awards/units under the PNC Incentive Plans. Grants of stock options and restricted stock awards/units were made in the form of a capital contribution by PNC to the Company.

Nonqualified Stock Options
PNC did not grant any stock options in 2016. Previously, options were granted at exercise prices not less than the market value of a share of PNC common stock on the grant date. Generally, options become exercisable in installments after the grant date. No option can be exercised after 10 years from its grant date. Payment of the option exercise price may be in cash or by surrendering shares of PNC common stock at market value on the exercise date. The exercise price may also be paid by using previously owned shares.

The following tables and related information summarize the various stock option and award/unit activity for employees of the Company for 2016.

Stock Option Rollforward Table

| | PNC | | | |
	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Life	Aggregate Intrinsic Value (in thousands)
Outstanding at January 1, 2016	32,500	$53.08		
Exercised	(4,400)	70.96		
Outstanding at December 31, 2016	28,100	$50.28	2.5 years	$1,874
Vested and exercisable at December 31, 2016	28,100	$50.28	2.5 years	$1,874

To determine stock-based compensation expense, the grant-date fair value is applied to the options granted with a reduction for estimated forfeitures. The Company recognizes compensation expense for stock options on a straight-line basis over the specified vesting period.

The total intrinsic value of options exercised during 2016, was approximately $0.1 million. Cash received from option exercises under all Incentive Plans for 2016 was approximately $0.3 million.

During 2016, the Company's employees exercised 4,400 stock options with all related shares issued by PNC from treasury shares of PNC common stock.

Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards

The fair value of nonvested incentive/performance unit awards and restricted share/restricted share unit awards is initially determined based on prices not less than the market value of PNC's common stock price on the date of grant with a reduction for estimated forfeitures. The value of certain incentive/performance unit awards is subsequently remeasured based on the achievement of one or more financial and other performance goals. Additionally, certain incentive/performance unit awards require subsequent adjustment to their current market value due to certain discretionary risk review triggers.

The weighted-average grant-date fair value of incentive/performance unit awards and restricted share/restricted share unit awards granted in 2016 was $78.14 per share. The total intrinsic value of incentive/performance unit and restricted share/restricted share unit awards vested during 2016 was approximately $4.6 million. The Company recognizes compensation expense for such awards ratably over the corresponding vesting and/or performance periods for each type of program.

Nonvested Incentive/Performance Unit Awards and Restricted Share/Restricted Share Unit Awards – Rollforward

	Nonvested Incentive/ Performance Units	Weighted- Average Grant Date Fair Value	Nonvested Restricted Share/ Restricted Share Units	Weighted- Average Grant Date Fair Value
December 31, 2015	52,767	$78.70	86,830	$78.54
Granted (a)	22,766	77.86	29,960	78.36
Vested/Released (a)	(22,764)	73.32	(32,360)	64.38
Forfeited	0	0.00	(2,501)	81.86
December 31, 2016	52,769	$80.66	81,929	$83.97

(a) Includes adjustments for achieving specific performance goals for Incentive/Performance Unit Awards granted in prior periods.

In the preceding table, the units and related weighted-average grant-date fair value of the incentive/performance unit awards exclude the effect of dividends on the underlying PNC shares, as those dividends will be paid in cash if and when the underlying shares are issued to the participants.

11.   Fair Value of Financial Instruments

Fair Value Measurement
Fair value is defined in GAAP as the price that would be received to sell an asset or the price that would be paid to transfer a liability on the measurement date. GAAP focuses on the exit price in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants. GAAP establishes a fair value reporting hierarchy to maximize the use of observable inputs when measuring fair value and defines the three levels of inputs as noted below.

Level 1   Fair value is determined using a quoted price in an active market for identical assets or liabilities. Level 1 assets and liabilities may include debt securities, equity securities and listed derivative contracts that are traded in an active exchange market and certain U.S. Treasury securities that are actively traded in over-the-counter markets.

Level 2   Fair value is estimated using inputs other than quoted prices included within Level 1 that are observable for assets or liabilities, either directly or indirectly. Level 2 assets and liabilities may include debt securities, equity securities and listed derivative contracts with quoted prices that are traded in markets that are not active, and certain debt and equity securities and over-the-counter derivative contracts whose fair value is determined using a pricing model without significant unobservable inputs.

Level 3   Fair value is estimated using unobservable inputs that are significant to the fair value of the assets or liabilities. Level 3 assets and liabilities may include financial instruments whose value is determined using pricing services, pricing models with internally developed assumptions, discounted cash flow methodologies, or similar techniques, as well as instruments for which the determination of fair value requires significant management judgment or estimation.

We characterize active markets as those where transaction volumes are sufficient to provide objective pricing information, with reasonably narrow bid/ask spreads and where dealer quotes received do not vary widely and are based on current information. Inactive markets are typically characterized by low transaction volumes, price quotations that vary substantially among market participants or are not based on current information, wide bid/ask spreads, a significant increase in implied liquidity risk premiums, yields, or performance indicators for observed transactions or quoted prices compared to historical periods, a significant decline or absence of a market for new issuance, or any combination of the above factors. We also consider nonperformance risks including credit risk as part of our valuation methodology for all assets and liabilities measured at fair value.

Securities are classified within the fair value hierarchy after giving consideration to the activity level in the market for the security type and the observability of the inputs used to determine the fair value. When a quoted price in an active market exists for the identical security, this price is used to determine fair value and the security is classified within Level 1 of the hierarchy. Level 1 securities include certain U.S. Treasury securities. When a quoted price in an active market for the identical security is not available, fair value is estimated using either an alternative market approach, such as a recent trade or matrix pricing, or an income approach, such as a discounted cash flow pricing model. If the inputs to the valuation are based primarily on market observable information, then the security is classified within Level 2 of the hierarchy. Level 2 securities include agency debt securities, agency residential mortgage-backed securities, agency commercial mortgage-backed securities, municipal securities, and other debt securities. Level 2 securities are predominantly priced by or validated against third parties, either a pricing vendor or dealer.

In certain cases where there is limited activity or less transparency around the inputs to the valuation, securities are classified within Level 3 of the hierarchy. Certain infrequently traded financial instruments are classified in Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of expected credit losses and a discount for liquidity risk. These inputs are incorporated into the fair value measurement by either increasing the spread over the benchmark curve or by applying a credit and liquidity discount to the par value of the security. Significant increases (decreases) in credit and/or liquidity risk could result in a significantly lower (higher) fair value estimate. Assets and liabilities measured at fair value on a recurring basis are summarized below.

The following table represents assets and liabilities measured at fair value on a recurring basis at December 31, 2016:

(in thousands)	Level 1	Level 2	Level 3	Assets/ Liabilities Measured at Fair Value
Assets				
Financial derivatives				
TBA derivatives	$ -	$ 9,996	$ 3,196	$ 13,192
Interest rate derivatives	940	2,158	-	3,098
Total financial derivatives	940	12,154	3,196	16,290
Securities owned at fair value				
Trading securities				
Debt				
U.S. government and agencies (a)	45,105	32,575	-	77,680
Residential mortgage-backed agency	-	741,691	-	741,691
Commercial mortgage-backed agency	-	85,591	-	85,591
State and municipal	-	210,999	-	210,999
Corporate and other	-	85,328	-	85,328
Total trading securities	45,105	1,156,184	-	1,201,289
Total assets	$ 46,045	$ 1,168,338	$ 3,196	$ 1,217,579
Liabilities				
Financial derivatives				
TBA derivatives	$ -	$ 9,696	$ -	$ 9,696
Interest rate derivatives	-	3,461	-	3,461
Total financial derivatives	-	13,157	-	13,157
Securities sold not yet purchased				
Debt				
U.S. government and agencies	158,795	10,925	-	169,720
Corporate and other	-	79,362	-	79,362
Total securities sold not yet purchased	158,795	90,287	-	249,082
Total liabilities	$ 158,795	$ 103,444	$ -	$ 262,239

(a) Includes $6.1 million qualified securities designated for the exclusive benefit of customers (See Note 6).

The following table presents information about the Company's financial instruments measured at fair value on a recurring basis using significant unobservable inputs (Level 3) for the year ended December 31, 2016:

(in thousands) **Level 3 - Instruments Only**	Reconciliation of Level 3 Fair Value Financial Instruments Owned at Fair Value
Balance at beginning of year	$ 2,962
Total gains or losses (realized/unrealized)	
Included in earnings	234
Balance at December 31, 2016	$ 3,196

The following represents additional fair value information related to financial instruments:

December 31, 2016

(In thousands)	CARRYING AMOUNT	FAIR VALUE	Level 1	Level 2	Level 3
Assets					
Cash and due from bank (a)	$ 24,078	$ 24,078	$ 24,078	$ -	$ -
Short-term assets	223,038	223,038	100	222,938	-
Money market mutual fund	71,002	71,002	71,002	-	-
Trading securities (b)	1,201,289	1,201,289	45,105	1,156,184	-
Financial derivatives					
Not designated as hedging instruments under GAAP	16,290	16,290	940	12,154	3,196
Total Financial Instruments	$ 1,535,697	$ 1,535,697	$ 141,225	$ 1,391,276	$ 3,196
Liabilities					
Borrowed funds and other	$ 1,080,404	$ 1,080,404	$ 159,445	$ 920,959	$ -
Financial derivatives					
Not designated as hedging instruments under GAAP	13,157	13,157	-	13,157	-
Total Financial Instruments	$ 1,093,561	$ 1,093,561	$ 159,445	$ 934,116	$ -

(a) Includes $2.0 million in restricted cash for the exclusive benefit of customers (See Note 6).
(b) Includes $6.1 million qualified securities designated for the exclusive benefit of customers (See Note 6).

During 2016, there were no transfers of assets or liabilities between Levels 1 and 2.

The aggregate fair values in the table above do not represent the total market value of PNCCM's assets and liabilities, as the table excludes the following:
- Real and personal property,
- Other assets and reserves,
- Other accrued expenses, and
- Other general liabilities.

We used the following methods and assumptions to estimate fair value amounts for financial instruments.

General
For short-term financial instruments realizable in three months or less, the carrying amount reported on our Balance Sheet approximates fair value. Unless otherwise stated, the rates used in discounted cash flow analyses are based on market yield curves.

Cash and Cash Equivalents
The carrying amounts reported on our Statement of Financial Condition for cash and cash equivalents approximate fair values. For purposes of this disclosure only, cash and cash equivalents includes the following:
- Cash on deposit with PNC Bank N.A.,
- Segregated deposit with PNC Bank N.A., and

- Money market mutual fund investment with an affiliate.

Cash and due from banks are classified as Level 1.

Short-Term Assets
The carrying amounts reported on our Statement of Financial Condition for short-term investments approximate fair values primarily due to their short-term nature. For purposes of this disclosure only, short-term assets include the following:
- Resale agreements,
- Cash collateral at Fixed Income Clearing Corporation, and
- Accrued interest receivable

Short-term assets are classified as Level 1 and Level 2.

Trading Securities
For trading securities, we primarily use prices obtained from pricing services, dealer quotes or recent trades to determine the fair value of securities. As of December 31, 2016, all of the positions in these portfolios were priced by or validated against pricing data provided by third-party vendors. The third-party vendors use a variety of methods when pricing securities that incorporate relevant market data to arrive at an estimate of what a buyer in the marketplace would pay for a security under current market conditions. One of the vendor's prices are set with reference to market activity for highly liquid assets, such as U.S. Treasury and agency securities and agency mortgage-backed securities, and matrix pricing for other asset classes, such as commercial mortgage and other asset-backed securities. Another vendor primarily uses pricing models considering adjustments for ratings, spreads, matrix pricing and prepayments for the instruments we value using this service, such as agency adjustable rate mortgage securities, agency CMOs, commercial mortgage-backed securities, and municipal bonds. Management uses various methods and techniques to validate prices, including reference to third-party sources, by reviewing valuations of comparable instruments, or by comparison to internal valuations.

Borrowed Funds and Other
The carrying amounts of repurchase agreements, trading securities sold short, interest rate swap collateral from an affiliate, and accrued interest and fees payable are considered to be their fair value because of their short-term nature. For all other borrowed funds, fair values are estimated using either prices obtained from third-party vendors or an internally developed discounted cash flow approach taking into consideration our current incremental borrowing rates for similar instruments.

Financial Derivatives
The majority of derivatives that we enter into are executed over-the-counter and are valued using internal models. These derivatives are classified as Level 2 as the readily observable market inputs to these models are validated to external sources. The external sources for these inputs include industry pricing services, or are corroborated through recent trades, dealer quotes, yield curves, implied volatility or other market-related data. Level 2 financial derivatives are primarily estimated using a combination of Eurodollar future prices and observable benchmark interest rate swaps to construct projected discounted cash flows. A forward settling security classified as a derivative with significant unobservable inputs pertaining to liquidity risk was classified as Level 3. The significant unobservable inputs used to estimate the fair value of these securities include an estimate of discount for liquidity risk. Level 1 financial derivatives are active exchange-traded futures and options contracts.

12. **Financial Instruments With Market and Credit Risk**

The Company enters into various transactions involving financial instruments with market and credit risk, including securities sold not yet purchased and securities purchased and sold on a when-issued basis. These financial instruments are used to meet the needs of customers and conduct related hedging activities, and are subject to varying degrees of market and credit risk.

The obligation for securities sold not yet purchased represents a commitment to deliver specified securities. The Company will acquire the required securities at prevailing future market prices to satisfy this obligation. Accordingly, the Company's ultimate obligation may exceed the amount recognized in the financial statements. Exposure to market risk is managed by the Company through position limits and other controls.

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These transactions may expose the Company to market and credit risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

13. **Litigation**

The Company establishes accruals for legal proceedings, including litigation, arbitrations, and regulatory and governmental investigations and inquiries, when information related to the loss contingencies represented by those matters indicates, both that a loss is probable, and that the amount of loss can be reasonably estimated. Any such accruals are adjusted thereafter as appropriate to reflect changed circumstances. When we are able to do so, we also determine estimates of possible losses or ranges of possible losses, whether in excess of any related accrued liability or where there is no accrued liability, for disclosed legal proceedings (the "Disclosed Matter," which is the matter disclosed in this Note). For the Disclosed Matter, as of December 31, 2016, we estimate that it is reasonably possible that the Company could incur losses in an aggregate amount of up to approximately $4.0 million. The estimates included in this amount are based on our analysis of currently available information and are subject to significant judgment and a variety of assumptions and uncertainties. As new information is obtained we may change our estimates.

Due to the inherent subjectivity of the assessments and unpredictability of outcomes of legal proceedings, any amounts accrued or included in this aggregate amount may not represent the ultimate loss to us from the legal proceedings in question. Thus, our exposure and ultimate losses may be higher, and possibly significantly so, than the amounts accrued or this aggregate amount. The estimated aggregate amount also does not reflect any of our exposure to matters not disclosed.

In our experience, legal proceedings are inherently unpredictable. In many legal proceedings, various factors exacerbate this inherent unpredictability, including, among others, one or more of the following: the proceeding is in its early stages; the damages sought are unspecified, unsupported or uncertain; it is unclear whether a case brought as a class action will be allowed to proceed on that basis or, if permitted to proceed as a class action, how the class will be defined; the plaintiff is seeking relief other than or in addition to compensatory damages; the matter presents meaningful legal uncertainties, including novel issues of law; we have not engaged in meaningful settlement discussions; discovery has not started or is not complete; there are significant facts in dispute; and there are a large number of parties named as defendants (including

where it is uncertain how liability, if any, will be shared among multiple defendants). As a result, we may not always be able to estimate possible losses or ranges of possible losses for every matter that we disclose.

We include in the description of the Disclosed Matter certain quantitative information related to the plaintiff's claim against us alleged in the plaintiff's pleadings or otherwise publicly available. While information of this type may provide insight into the potential magnitude of a matter, it does not necessarily represent our estimate of reasonably possible loss or our judgment as to any currently appropriate accrual.

In 2009, Fulton Financial Advisors, N.A. filed a lawsuit against the Company in the Court of Common Pleas of Lancaster County, Pennsylvania arising out of Fulton's purchase of auction rate certificates (ARCs) through the Company (Fulton Financial Advisors, N.A. v. PNC Capital Markets LLC (CI 09-10838)). Fulton also filed an analogous lawsuit against NatCity Investments, Inc. an affiliate of the Company. The lawsuit alleges violations of the Pennsylvania Securities Act, negligent misrepresentation, negligence, breach of fiduciary duty, common law fraud, and aiding and abetting common law fraud in connection with the purchase of the ARCs by Fulton. Specifically, Fulton alleges that, as a result of the decline of financial markets in 2007 and 2008, the market for ARCs became illiquid; that the Company knew or should have known of the increasing threat of the ARC market becoming illiquid; and that the Company did not inform Fulton of this increasing threat, but allowed Fulton to continue to purchase ARCs, to Fulton's detriment. In its complaints, Fulton alleges that it then held ARCs purchased through the Company for a price of more than $123 million. In its complaint, Fulton seeks, among other things, unspecified actual and punitive damages, rescission, attorneys' fees and interest.

The Company filed preliminary objections to Fulton's complaint, which were denied. Fulton filed an amended complaint in December 2013, reasserting its negligence and breach of fiduciary duty claims and adding a new claim under the Pennsylvania Securities Act. In February 2015, both parties filed motions for summary judgment.

The Company is the subject of investigations, audits and other forms of regulatory and governmental inquiry covering a broad range of issues in our business, in some cases as part of reviews of specified activities at multiple industry participants. Over the last few years, we have experienced an increase in regulatory and governmental investigations, audits and other inquiries. Areas of current regulatory or governmental inquiry with respect to PNC include municipal finance activities. These inquiries may lead to administrative, civil or criminal proceedings, and possibly result in remedies including fines, penalties, restitution, alterations in our business practices, and in additional expenses and collateral costs.

In addition to the matter described above, the Company and persons to whom we may have indemnification obligations, in the normal course of business, are subject to various other pending and threatened legal proceedings in which claims for monetary damages and other relief are asserted. We do not anticipate, at the present time, that the ultimate aggregate liability, if any, arising out of such other legal proceedings will have a material adverse effect on our financial position. However, we cannot now determine whether or not any claims asserted against us or others to whom we may have indemnification obligations, whether in the matter described above or otherwise, will have a material adverse effect on our results of operations in any future reporting

period, which will depend on, among other things, the amount of the loss resulting from the claim and the amount of income otherwise reported for the reporting period.

14. Commitments and Contingencies

The Company leases various types of equipment under noncancelable leases with remaining terms of less than four years with certain renewal options for like terms. At December 31, 2016, future minimum rentals under these lease agreements aggregated to approximately $2.0 million. Minimum rentals for the years 2017 and 2018 are approximately $1.4 million and $623 thousand, respectively. There are no rental commitments after 2018.

The Company provides indemnification in connection with securities offering transactions in which it is involved. When the Company is an underwriter or placement agent, it provides a limited indemnification to the issuer related to its actions in connection with the offering and, if there are other underwriters, indemnification to the other underwriters intended to result in an appropriate sharing of the risk of participating in the offering. However, the potential requirement for the Company to make payments under these arrangements is remote. Accordingly, no liability has been recognized for these transactions.

In the normal course of business, the Company enters into underwriting and when-issued commitments. The Company had no other contractual commitments at December 31, 2016.

In accordance with industry practice, the Company generally settles transactions executed on behalf of its customers within three business days after the trade date. The risk of loss on unsettled transactions relates to the customers' or brokers' inability to meet the terms of their contracts. Settlement of these transactions did not have a material effect on the Company's financial statements in 2016.

15. Subsequent Events

The Company has conducted a review for any additional significant subsequent events through February 28, 2017, that would require additional disclosures. During the Company's review, it was determined that no additional significant subsequent events have occurred that would require additional disclosures in these notes to the financial statements at December 31, 2016.